Xdata Group

February 28, 2025

VIA EDGAR

Melissa Kindelan

Chris Dietz

Alexandra Barone

Jan Woo

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Xdata Group
Amendment No. 3 to Draft Registration Statement on Form F-4
Submitted February 10, 2025
CIK No. 0002038688

Dear all:

The undersigned, on behalf of Xdata Group (the “Company”, “we”, “us” or “our”), hereby transmits the Company’s response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated February 18, 2025, regarding the Company’s revised draft registration statement on Form F-4 submitted on February 10, 2025. Concurrently with the submission of this letter, the Company is submitting its further revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”), which reflects the Company’s responses to the comments received from the Staff and certain updated information.

For ease of reference, we have repeated the Staff’s comments in this response letter and numbered them accordingly. Corresponding disclosure changes made in response to the Staff’s comments are incorporated in the Revised Draft Registration Statement.

Amendment No. 3 to Draft Registration Statement on Form F-4

Dilution, page 23

1.	We note the table added in response to prior comment one. Please revise to exclude the shares issuable upon the exercise of the Alpha Star warrants and the shares issuable under the equity incentive plan, consistent with their exclusion in the dilution table. Further, revise to state that such shares are excluded from these tables, as previously disclosed, and indicate if true, that the tables do not include these potential sources of dilution as they are not probable or not automatically convertible upon the consummation of the Business Combination. Similar revisions should be made on page 85.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 23 and 85 of the Revised Draft Registration Statement.

Proposal 1 - The Business Combination Proposal

Financial Projections of XDATA, page 104

2.	Please revise your disclaimer on page 104 to reflect the parties’ ongoing obligation to ensure statements are not materially false or misleading where such statements no longer have a reasonable basis prior to consummation of the transaction or where such statements become materially false or misleading by reason of subsequent events. This includes events that may render the material assumptions underlying the financial projections invalid.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 104 of the Revised Draft Registration Statement.

3.	We note your response to prior comment 3. Please expand the discussion of your material assumptions underlying the projections, specifically to provide detailed quantitative disclosure describing the basis for your projected sales, margins, clients, and the factors or contingencies that would affect such growth. Specifically quantify the factors that are expected to contribute to $73.2 million in revenue in 2029.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 102 of the Revised Draft Registration Statement.

OU Xdata Group Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue recognition, page F-10

4.	We note your revised disclosures in response to prior comment 5. Please further clarify and state for each offering whether the customer has the contractual right to take possession of the software at any time during the respective arrangements without significant penalty, and if so, how that was considered in determining when revenue is recognized. Also, you disclose that you provide a warranty for delivered software in the internet and banking solution offerings. Please clarify what “delivered” means in this context, i.e. whether the customer takes possession of the software. Refer to ASC 606-10-55-54 and ASC 985-20-15-5.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-10 and F-27 of the Revised Draft Registration Statement.

In addition, the Company respectively submits to the Staff in response to the Staff’s comment 26 in the letter received from the Staff dated December 20, 2024. For ease of reference, we have repeated the Staff’s comment 26 below.

Material Tax Considerations, page 173

5.	We note your disclosure that the Reincorporation Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code with respect to U.S. Holders of the Alpha Star Ordinary Shares and/or Alpha Star Warrants; however, there are significant factual and legal uncertainties. Please revise your disclosure in this section and in the Questions and Answers section to provide counsel’s firm opinion for each material tax consequence or explain why such opinion cannot be given. Please also clearly disclose whether this is the opinion of tax counsel and identify counsel. If the opinion is subject to uncertainty, please provide disclosure that reflects the degree of uncertainty (e.g., “should” or “more likely than not”) and explain the facts or circumstances giving rise to the uncertainty, and provide disclosure of the possible alternative tax consequences including risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. For guidance, refer to Staff Legal Bulletin No. 19, Sections III.C.1 and 4.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 10, 53, 54, 172 and 173 of the Revised Draft Registration Statement and has filed a draft opinion from the tax counsel as Exhibit 8.1 to the Revised Draft Registration Statement.

If the Staff has any questions or comments concerning the foregoing, or if it requires any further information, you may contact the undersigned at wangyu@hankunlaw.com or by telephone at +852 6386 1503.

Very truly yours,

Han Kun Law Offices LLP

/s/ Yu Wang
Yu Wang

cc:	Zhe Zhang, Xdata Group
Roman Elosvili, OU XDATA GROUP
Lawrence Venick, Loeb & Loeb LLP